Via EDGAR and Federal Express

February 16, 2021

Attention:	Amanda Kim Stephen Krikorian Mitchell Austin Jan Woo

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	New Providence Acquisition Corp. Revised Preliminary Proxy Statement of Schedule 14A Filed January 27, 2021 File No. 001-39040

Ladies and Gentlemen:

Set forth below are the responses of New Providence Acquisition Corp. (referred to herein as “we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 10, 2021 with respect to the Company’s Revised Preliminary Proxy Statement on Schedule 14A, CIK No. 0001780312, filed with the Commission on January 27, 2021 (the “Proxy Statement”).

Concurrent with the submission of this letter, we are submitting an Amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in the responses correspond to the Amended Proxy Statement unless otherwise specified.

Preliminary Proxy Statement on Schedule 14A

Cover Page

1.	Your response to prior comment 12 indicates that the practical effect of the Class C voting rights formula is to “cap the aggregate voting power of the Class C Common Stock so that, in most scenarios, the voting power of the Class C Common Stock does not increase, or increases more slowly than it would otherwise in the event the Class C holders acquire additional voting stock in SpaceMobile.” Please revise your cover page and elsewhere to describe the practical effect of your Class C voting rights formula.

RESPONSE:

Pursuant to the Staff’s request, we have revised the disclosure on the Cover Page and pages 14, 15, 42, 77, 78, 87 and 210.

Cautionary Note Regarding Forward-Looking Statements, page 5

2.	You disclose that the proxy statement includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. Section 27A(b)(1)(B) of the Securities Act expressly states that the safe harbor for forward-looking statements is not available in connection with an offering of securities by a blank check company. Please delete your reference to this safe harbor provision or clarify that it does not apply to your company.

RESPONSE:

Pursuant to the Staff’s request, we have revised the disclosure on page 5 to reflect the Staff’s comment.

Questions and Answers About the Business Combination
How will SpaceMobile be managed following the Business Combination… ?, page 14

3.	Revisions made in response to prior comment 1 disclose the voting power controlled by Key Holders. Please revise here to define Key Holders and disclose Mr. Avellan’s economic interest in the company following the offering.

RESPONSE:

Pursuant to the Staff’s request, we have revised the disclosure pages 14 and 15 reflect the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to the Unaudited Pro Forma Condensed Combined Financial Information, page 96

4.	We note your response to prior comment 7. Please explain why the non-controlling interest should now be presented as a part of stockholders’ equity instead of temporary equity when the issuer does not control the redemption feature. That is, the redemption of the AST Common Units for cash or other assets is not solely within the issuer’s control. We refer you to ASC 480-10-S99-3A(2), (4), and (5). It appears that the redemption provision is in the control of the Redemption Election Committee not the issuer. Please advise.

RESPONSE:

We advise the Staff that, pursuant to §141(a) of the Delaware General Corporation Law (the “DGCL”) and Article V, Section 5.1 of the Company’s certificate of incorporation, the business and affairs of the Company shall be managed by the Company’s board of directors (the “Board”). As a Delaware corporation, the Company is not, as a matter of state corporate law, empowered to take any action that is not approved or authorized by the Board, or that has been approved or authorized by any properly constituted committee of the board or any authorized individual to whom the Board has properly delegated its authority – the Company has no separate or autonomous decision making ability. §141(c)(2) of the DGCL vests authority in the Board to form and delegate authority to one or more committees of the Board that has as its members one or more directors of the Company. Any such committee, to the extent provided in a resolution of the Board or the bylaws of the Company, may exercise all of the powers and authority of the Board. The only power or authority that the Board may not delegate under the DGCL are such powers as are required to be submitted to stockholders of the Company by the DGCL or the ability to adopt, repeal or amend any bylaw of the Company. In this case, the Board has properly delegated its authority to control the redemption feature to the Redemption Election Committee and the Redemption Election Committee will direct the Company in the exercise of the redemption feature. As a result, the redemption provision is within the control of the issuer.

Proposal No. 1 - The Business Combination Proposal
The Board’s Reasons for Approving the Business Combination, page 135

5.	We note the expanded disclosure about your assumptions in response to prior comment 8. Please explain how you have a reasonable basis to support these assumptions in light of your limited operating history and the fact that you project subscriber adoption ten years into the future. Please address the following:

●	Please describe the basis used to estimate the potential subscribers who will become customers and the type of plan that they will subscribe to. In your speed of adoption bullet point, consider disclosing your projected subscribers by the three categories you list. For example, tell us your estimate of how many of the 700 million people who have no mobile coverage will subscribe to your services. It appears that this potential pool of customers will have the added cost to obtain mobile phones and may have greater uncertainty in becoming subscribers. Further, it would seem that the lack of visibility into the future limits your ability to project ten years of subscriber adoption of your products on a reasonable and supportable basis and that a shorter timeframe may be warranted.

●	You state that there are high barriers for entry for competitors. Explain how your assumption takes into account new technology that might emerge that would allow entry to competitors who would want to participate in your profitable marketplace This assumption seems to become increasingly unreliable and more subjective over a longer period of time. Also, terrestrial cellular coverage area might improve during this period of time as well.

●	You state that agreements and relationships with telecommunications companies insulate against direct competition. Indicate how your revenue projections take into account revenue sharing agreements. Disclose the relevant terms of revenue sharing agreements.

●	Explain whether any comparable companies have similar cost and profitability experiences that you have projected. If not, explain why you will achieve success while these companies have failed.

RESPONSE:

As previously noted, AST & Science LLC (“AST”) provided NPA with 10-year models on a monthly basis. Two of the models, the revenue model and operating expenses model, provide the basis for the financial statement model disclosed in the Amended Proxy Statement on pages 140 and 141 (the “Projections”). In response to the specific questions raised by the Staff, the Company respectfully advises the Staff of the following:

●	Risks and uncertainties inherent in the Projections. NPA and AST acknowledge that a number of the Staff’s comments focus on the risks and uncertainties inherent in the Projections generally. We acknowledge that AST is a pre-revenue company facing significant business and operational risks that make forecasting particularly difficult, especially in the latter years covered by the 10-year Projections. The NPA Board of Directors (the “NPA Board”) understood these risks when considering the Projections in connection with its review and analysis of the business combination transaction with AST. Although NPA’s proxy disclosures advise investors of these risks and other limitations of the Projections, in view of the Staff’s comments NPA has revised disclosures on pages 139 and 140 in the risk factors on pages 53, 54 and 70 to highlight the difficulty of forecasting financial performance for a pre-revenue company over a 10-year period and caution investors accordingly.

●	Assumptions regarding potential subscribers. In reviewing the Projections, the NPA Board and AST considered a variety of factors when estimating the potential subscribers to AST’s SpaceMobile Service and the type of plan those subscribers may adopt, including the following:

o	AST’s business model. NPA and AST believe that AST’s business model will facilitate rapid adoption of the Space Mobile Service. AST intends to employ a wholesale, business-to-business-to-consumer model, pursuant to which, AST will enter into commercial agreements with MNOs, who will then provide the SpaceMobile Service to their subscribers. As disclosed on pages 140, 174 and 178 of the Amended Proxy, AST has entered into agreements and understandings with MNOs which collectively cover over 1.3 billion mobile subscribers and of which approximately 790 million mobile subscribers are covered by binding and mutually exclusive agreements with MNOs. As described on page 178 of the Amended Proxy, AST anticipates that the MNOs will market the enhanced coverage of the SpaceMobile Service to their customers and offer the service at a differentiated price to the current terrestrial coverage using service offerings, including an ad-hoc day pass, a monthly add-on subscription and a standalone plan, through automatic prompts that are made via text message directly to the end-user customer’s mobile phone when they leave the terrestrial coverage area and at the point in time when they likely want to access the SpaceMobile Service or are subscribed for as part of a monthly add-on to the end-user customer’s existing wireless plan.

o	Total addressable market. The Projections rely on comprehensive market data compiled by the GSMA, an industry organization that represents the interests of mobile network operators worldwide. GSMA produced market data provides information regarding population, subscribers and ARPU on a country-by-country basis, and AST used this data as the foundation to project its revenues. AST priced its 2024 EBITDA projections based on 44 million subscribers, or 0.6% of the world’s total population or 0.8% of the 5.2 billion mobile subscribers worldwide, according to GSMA market data. In addition, GSMA market data shows that approximately 4.0 billion people currently do not have a mobile broadband subscription, and of those, approximately 700 million have no terrestrial tower coverage. Given the ubiquity of cell phones, AST and the NPA Board believe that many of the 700 million who currently do not have terrestrial tower coverage will choose to add the SpaceMobile Service when it becomes available. In particular, the model assumes that in 2024, 19 million subscribers, or 0.5% of the 4.0 billion people currently without cellular broadband (this number inclusive of the approximate 700 million people that do not have terrestrial tower coverage), would subscribe to the SpaceMobile Service through an MNO, and that this percentage would increase over time. In response to the Staff’s comments, the Company has revised its disclosure on pages 140 and 141 of the Amended Proxy Statement to include additional disclosure regarding the assumptions underlying subscriber adoption.

o	Speed of adoption by service type – projected subscribers by category. The NPA Board did not consider disaggregated projected subscriber data to be of material importance when reviewing the Projections. However, AST believes that the SpaceMobile Service will be adopted relatively rapidly due to the ease with which AST anticipates end-user customers will be able to subscribe for the SpaceMobile Service. It is anticipated that the MNOs will market the enhanced coverage of the SpaceMobile Service to their customers and offer the service as a differentiated price to the current terrestrial coverage through automatic prompts that are made via text message directly to the end-user customer’s mobile phone when they leave the terrestrial coverage area and at the point in time when they likely want to access the SpaceMobile Service or are subscribed for as part of a monthly add-on to the end-user customer’s existing wireless plan. While AST believes this sales tactic will be effective, given that similar technology has proven effective in other contexts, such as selling roaming or international cellular coverage to MNO end-user customers, it has not been tested in this context and may prove to be less effective than anticipated. In response to the Staff’s comments, the Company has revised its disclosure on page 139 of the Amended Proxy Statement to include additional disclosure regarding the assumptions underlying the speed of adoption.

o	Scalable cost of service. AST believes that its wholesale, business-to-business-to-consumer model will permit MNOs to index the cost of the SpaceMobile Service to the customer’s ability to pay on a market-by-market basis. MNOs already employ scalable rates on a market-by-market basis and continue to drive to provide service in new markets.

o	Long-term projections. The Projections have been included in the Amended Proxy because NPA believes that, in order to appropriately discharge the NPA Board’s fiduciary disclosure obligations, investors should be given the opportunity to understand the material information actually considered and reviewed by the NPA Board in determining to undertake the business combination transaction with AST. Accordingly, NPA does not believe it would benefit investors to create a truncated set of projections, different than those actually reviewed by the NPA Board, and disclose those in the proxy in lieu of the existing disclosures. However, as noted above, NPA acknowledges the concerns expressed by the Staff regarding the risks and uncertainties inherent in the Projections, and therefore NPA has revised disclosures on pages 140 and 141 to highlight the difficulty of forecasting financial performance for a pre-revenue company over a 10-year period and caution investors accordingly.

●	Barriers to entry. AST and NPA are not aware of any competitors offering space-based cellular broadband services to mobile phones over spectrum allocated for terrestrial mobile use. AST expects that it would become aware of any competitors through the various required regulatory filings, including with the U.S. Patent and Trademark Office, the International Telecommunication Union and the Federal Communications Commission, as well as publicly disclosed agreements with MNOs. While NPA and AST expect that the SpaceMobile Service will have competition in the future, NPA and AST believe that the nature, timing and impact of that competition are too speculative to include in any projections at this time. However, in light of the Staff’s comment, the Company has revised the disclosure on pages 140 and 141 to note that NPA’s and AST’s judgments regarding high barriers to entry for competitors are based on technology currently available, and that new or disruptive technologies could significantly alter AST’s competitive landscape in the future.

●	Revenue sharing agreements. While various terms of AST’s revenue sharing arrangements with other MNOs are confidential at this time, as disclosed on pages 140, 141, 174 and 178 of the Amended Proxy, AST has entered into agreements and understandings with MNOs which collectively cover over 1.3 billion mobile subscribers and of which approximately 790 million mobile subscribers are covered by binding and mutually exclusive agreements with MNOs that provide for revenue-sharing with AST. Of these, Vodafone represents the largest number of mobile subscribers, and as disclosed on pages 183, 184, 195 and F-69 of the Amended Proxy, AST has entered into an agreement with Vodafone that provides for 50/50 revenue sharing. AST expects that its future agreements with MNOs will contain similar revenue sharing terms.

●	Comparable companies. AST believes it will be the first company providing spaced-based cellular broadband services to ordinary cell phones, without the need for any specialized hardware, using a business-to-business-to-consumer model. To date, other satellite communications companies have employed a direct-to-consumer business model, which requires the use of a sales force to sell their product directly to consumers, as well as installation services to install their specialized hardware. Because of AST’s wholesale, business-to-business-to-consumer model, AST is projected to have much lower operating costs and customer acquisition costs, and, accordingly, much higher EBITDA margins, than the typical satellite communications companies. AST is not aware of any other satellite communications companies employing, or planning to employ, a similar wholesale business model for space-based cellular broadband services directly to mobile phones over spectrum allocated for terrestrial mobile use, and, accordingly, AST and NPA do not believe there are any comparable companies. In light of the Staff’s comments, NPA has revised the disclosure on pages 140 and 141 to provide additional detail regarding how the foregoing impact the profit margins used in the Projections.

Except as noted above with respect to some clarifying disclosure on pages 139-141 of the Amended Proxy, the Company respectfully advises the Staff that it believes the disclosure in the Proxy Statement contains all material information, including all material assumptions that were discussed with the NPA Board of Directors, with respect to the Projections.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Julian Seiguer of Kirkland & Ellis LLP at (713) 836-3334.

Very truly yours,

NEW PROVIDENCE ACQUISITION CORP..

By:	/s/ James Bradley
Name: James Bradley
Title: Chief Financial Officer, Principal Financial and Accounting Officer

Enclosures

cc: Julian Seiguer, P.C. (Kirkland & Ellis LLP)